EXHIBIT 99.38

                                 PRESS RELEASE


                         PETER COWLEY JOINS BANRO BOARD




Toronto, Canada - January 13, 2004 - Banro Corporation (TSX-V- "BNR") (the "Company") is pleased to announce the appointment of Mr. Peter Cowley to the Company's Board as a non-executive director, subject to receipt of necessary regulatory approvals.

Mr. Cowley is currently Managing Director of Ashanti Exploration, the exploration division of Ashanti Goldfields Company Limited and offers over 30 years of international experience in the mining industry, mainly in Africa. He holds a M.Sc from the Royal School of Mines, an MBA from the Strathclyde Business School and is a Fellow of the Institute of Materials, Minerals and Mining. In his present position and previously as Group Technical Director of Cluff Resources, which was acquired by Ashanti Goldfields in 1996, Mr. Cowley is credited with the discovery of the Geita gold mine in Tanzania. At the end of 2002, the Geita gold mine had measured and indicated resources of 13.9 million ounces as reported by Ashanti Goldfields Company Limited.

Commenting on Mr. Cowley's appointment, Mr. Arnold Kondrat, Executive Vice-President of the Company stated " Peter Cowley has an extremely successful track record for the discovery and development of gold deposits in Africa. We value his experience and assistance in assembling a management team to accelerate the exploration of our gold projects in the Democratic Republic of the Congo"

As the Company is moving ahead with its program on the Twangiza-Namoya gold belt, Mr. William R. Wilson has stepped down as President and Director, but will remain as advisor and consultant. " We are grateful for Bill's past contribution and dedication and look forward to working with him in the future" said Arnold Kondrat.

In the interim, Mr. Kondrat will act as President and CEO.

For further information please visit our website at www.banro.com or contact:


Arnold Kondrat

President

Tel: ( 416) 366-2221



Banro Corporation is a Canadian based company focused on the exploration of its wholly owned Twangiza-Namoya gold project in the Democratic Republic of the Congo.


The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.